06006091

AB 3/27/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46985

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edgewood Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Federated Investors Tower 1001 Liberty Avenue
(No. and Street)

Pittsburgh (City) PA (State) 15222-3779 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denis McAuley III 412-288-7712
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst and Young LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2100 One PPG Place (Address) Pittsburgh (City) PA (State) 15222 (Zip Code)

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

RECEIVED MAR 01 2006 152

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Denis McAuley III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edgewood Services, Inc., as of ~~December 31~~, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

Notarial Seal
Susan B. Hill, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires June 10, 2006
Member, Pennsylvania Association Of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

Phone: (412) 644-7800
www.ey.com

Supplementary Report of Independent Auditors' on Internal Control

Board of Directors of
Edgewood Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Edgewood Services, Inc. (the Broker/Dealer) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Broker/Dealer, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Broker/Dealer does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Broker/Dealer in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Broker/Dealer is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Broker/Dealer has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Broker/Dealer's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 15, 2006

ERNST & YOUNG

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

Phone: (412) 644-7800
www.ey.com

Report of Independent Auditors

Board of Directors
Edgewood Services, Inc.

We have audited the accompanying balance sheet of Edgewood Services, Inc. (the Broker/Dealer) as of December 31, 2005, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Broker/Dealer's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Broker/Dealer's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Broker/Dealer's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edgewood Services, Inc. at December 31, 2005, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 15, 2006

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Edgewood Services, Inc.

Year ended December 31, 2005
with Report of Independent Auditors

EDGEWOOD SERVICES, INC.
BALANCE SHEET
DECEMBER 31, 2005
(dollars in thousands, except per share data)

Assets:		
Cash and cash equivalents	$	2,103
Receivable from affiliates, net		3,818
Prepaid expenses		20
Current deferred tax asset		110
Property and equipment, net		54
Total assets	$	6,105
Liabilities:		
Accounts payable	$	100
Clearing reclaim reserve		98
Long-term deferred tax liability		17
Total liabilities		215
Shareholder's Equity:		
Capital stock, par value $.01 per share- 20,000 shares authorized, 12,309 shares issued and outstanding		0
Additional paid-in capital		2,421
Retained earnings		3,469
Total shareholder's equity		5,890
Total liabilities and shareholder's equity	$	6,105

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005
(dollars in thousands)

Revenue:		
Commission income, net	$	11,751
TrustConnect revenue		1,616
Other income, net		11
Total revenue		13,378
Operating Expenses:		
Marketing and distribution		3,698
Allocated expenses from affiliates		3,279
Compensation and related		2,376
Systems and communications		647
Office and occupancy		260
Advertising and promotional		225
Travel and related		85
Professional service fees		3
Other		292
Total operating expenses		10,865
Operating income		2,513
Nonoperating Income (Expense):		
Dividends		54
Debt expense - recourse		(20)
Total nonoperating income, net		34
Income before income taxes		2,547
Income tax provision		1,084
Net income	$	1,463

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005
(dollars in thousands)

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2005	$ 0	$ 2,421	$ 2,006	$ 4,427
Net income	0	0	1,463	1,463
Balance at December 31, 2005	$ 0	$ 2,421	$ 3,469	$ 5,890

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005
(dollars in thousands)

Operating Activities:		
Net income	$	1,463
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation		16
Benefit from deferred income taxes		(58)
Changes in assets and liabilities:		
Increase in receivable from affiliates, net		(1,149)
Decrease in accounts payable		(486)
Increase in other liabilities		40
Net cash used by operating activities		(174)
Net decrease in cash and cash equivalents		(174)
Cash and cash equivalents, beginning of year		2,277
Cash and cash equivalents, end of year	$	2,103

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2005
(dollars in thousands)

Balance at January 1, 2005	$	0
Additions and/or reductions		0
Balance at December 31, 2005	$	0

(The accompanying notes are an integral part of these financial statements.)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

Edgewood Services, Inc. (the "Company") is an indirect, wholly owned subsidiary of Federated Investors, Inc. ("Federated"). The Company is registered as a broker/dealer for the clearance of mutual fund trades primarily with bank trust departments and to act as distributor for certain bank-advised mutual funds. The Company promptly transmits all funds and promptly delivers all securities received in connection with its activities as a broker/dealer.

(b) Basis of Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results may differ from those estimates, and such differences may be material to the financial statements.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, an investment in a money market fund, which is managed by another subsidiary of Federated and may be liquidated upon demand, and cash in special accounts in the amount of approximately $1,500 for the benefit of customers in accordance with the requirements of paragraph (k)(2)(i) of Securities and Exchange Commission (SEC) Rule 15c3-3.

(d) Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives ranging from four to ten years.

The Company applies the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement establishes provisions for testing and measuring impairment losses of long-lived assets. Management reviews the remaining useful lives and carrying values of property and equipment assets to determine whether events and circumstances indicate that a change in the useful life or impairment in value may have occurred. Indicators of impairment monitored by management include a decrease in the market price of the asset, an accumulation of costs significantly in excess of the amount originally expected in the acquisition or development of the asset, historical and projected cash flows associated with the asset and an expectation that the asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. Should there be an indication of a change in the useful life or an impairment in value, the Company compares the carrying value of the asset to the probability-weighted undiscounted cash flows expected to be generated from the underlying asset over its remaining useful life to determine whether an impairment has occurred. If the carrying value of the asset exceeds the undiscounted cash flows, the asset is written down to fair value determined based on prices of similar assets if available or discounted cash flows.

Certain internal and external costs incurred in connection with developing or obtaining software for internal use are capitalized. These capitalized costs are included in "Property and equipment, net" on the Company's Balance Sheet and are amortized using the straight-line method over the shorter of the estimated useful life of the software or four years. These assets are subject to the impairment test used for other categories of property and equipment as described above.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(e) Revenue Recognition

The Company, as a registered broker/dealer, earns commissions and transaction-based (TrustConnect) income by clearing mutual fund trades primarily for bank trust departments. Revenue is recognized during the period in which services are performed. The Company may waive certain fees for competitive or regulatory reasons and may reserve against certain revenue due to client conversion issues. Commission income and TrustConnect revenue are shown net of these waivers or reserves in the Statement of Income. Additionally, the Company has contractual arrangements with third parties to provide distribution-related services to bank-advised mutual funds. Depending on the nature of the Company's involvement and obligations under these arrangements, the Company's revenue is recorded either gross or net of third-party payments. Certain commission income is recorded gross of payments made to third parties, which are included in "Marketing and distribution" in the Statement of Income.

(f) Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by Federated. As part of the Federated consolidated group, the Company participates in a tax-sharing agreement. Therefore, although the Company computes its federal income tax provision on a separate-company basis, the tax benefits related to its net operating or capital losses, if any, will be recorded by the Company to the extent that the losses can be used to reduce consolidated tax expense. The Company computes and remits state taxes on a separate- or combined-company basis, as required, in compliance with the respective state tax law.

The Company utilizes the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial statement carrying amounts and the corresponding tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. These items are measured using enacted rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company has a deferred tax asset of approximately $110,000 at December 31, 2005 related primarily to severance accruals and reserves for clearing reclaims. The Company also has a deferred tax liability of approximately $17,000 related primarily to capitalized software development costs.

(g) Disclosures of Fair Value

Carrying amounts approximate fair value for "Cash and cash equivalents" and 'Accounts payable" due to their short maturities. "Receivable from affiliates, net" is not settled in cash nor is it Federated management's current plan to settle this item in cash and therefore, the Company is not able to determine its fair value.

(2) PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2005:

	Estimated Useful Life	(in thousands)
Capitalized software development	Up to 4 years	$ 48
Office furniture and equipment	10 years	18
Computer hardware	4 years	11
		77
Accumulated depreciation		(23)
Property and equipment, net		$ 54

Depreciation expense was approximately $16,000 for the year ended December 31, 2005.

(3) DISCRETIONARY LINE OF CREDIT

The Company has a discretionary line of credit agreement with a bank under which it can borrow up to $50.0 million for the payment of obligations associated with the daily net settlements of mutual funds processed through the National Securities Clearing Corporation. Borrowings under this agreement bear interest at a rate that is mutually agreed upon between the Company and the bank at the time of the borrowing, and are payable on demand. At December 31, 2005, the outstanding balance under this discretionary line of credit agreement was zero. Federated guarantees the payment of any obligation owed by the Company in connection with this line of credit.

(4) TRANSACTIONS WITH RELATED PARTIES

As a matter of general policy, Federated manages most cash-related activities of its domestic subsidiaries on a centralized basis. As such, certain expenses of the Company, including marketing and distribution, compensation and related benefits, occupancy and other support services are funded by another subsidiary of Federated and are allocated to the Company. Expenses allocated to the Company amounted to $3.3 million for the year ended December 31, 2005.

The "Receivable from affiliates, net" on the Company's Balance Sheet represents the amount of fees collected by another affiliate of Federated on behalf of the Company in excess of expenses paid or incurred by this affiliate and other affiliates, respectively, on behalf of the Company. There is no intention now or in the foreseeable future to settle the net intercompany receivable.

(5) PROFIT SHARING/401(k) PLAN

The Company's employees participate in the Federated Investors, Inc. Employees Profit Sharing/401(k) Plan. Under this plan, employees can make salary deferral contributions at a rate of 1% to 25% of their annual compensation (as defined in the 401(k) plan), subject to Internal Revenue Code limitations. Federated makes a matching contribution in an amount equal to 100% of the first 2% that each participant defers and 50% of the next 4% of deferral contributions.

Matching contributions to the 401(k) plan charged to the Company by Federated were approximately $49,000 for the year ended December 31, 2005.

(5) PROFIT SHARING/401(k) PLAN, continued

Vesting in the Company's matching contributions commences once a participant in the 401(k) plan has been employed at least two years and worked at least 1,000 hours per year. Upon completion of two years of service, 20% of the Company's contribution included in a participant's account vests and 20% vests for each of the following four years if the participant works 1,000 hours per year. Employees are immediately vested in their 401(k) salary deferral contributions.

An employee becomes eligible to participate in Federated's Profit Sharing Plan upon the first day of employment. The Profit Sharing Plan is a defined contribution plan to which Federated may contribute amounts as authorized by its Board of Directors.

No contributions have been made to the Profit Sharing Plan in 2005.

(6) INCOME TAXES

Income tax expense consisted of the following components for the year ended December 31, 2005:

(in thousands)	Current Expense	Deferred Benefit	Total
Federal	$ 866	$ (58)	$ 808
State	276	0	276
Total	$ 1,142	$ (58)	$ 1,084

The Company's effective income tax rate for the year ended December 31, 2005 is 42.5%. This rate is higher than the Company's federal statutory income tax rate of 35.0% due primarily to state income taxes incurred during 2005. All tax-related balances due to or from affiliates are included in "Receivable from affiliates, net."

(7) REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2005, the Company had net capital of approximately $1.9 million, which is $1.8 million in excess of its required net capital of $25,000.

(8) COMMITMENTS AND CONTINGENCIES

As previously reported, beginning in September 2003 Federated, the Parent, has conducted an internal review into certain mutual fund trading activities in response to requests for information from the SEC, National Association of Securities Dealers and New York State Attorney General. Federated subsequently received inquiries relating to such trading activities from the U.S. Attorneys Office for the Western District of Pennsylvania, the Commodity Futures Trading Commission, the Securities Commissioner and the Attorney General of West Virginia, and the Connecticut Banking Commission. Attorneys from the law firms of Reed Smith LLP and Davis, Polk & Wardwell conducted the review at the direction of a special investigative committee of Federated's board of directors. The special investigative committee was comprised of the current board. Attorneys from the law firm of Dickstein Shapiro Morin & Oshinsky, LLP, independent counsel for the Federated mutual funds, participated in the review and reported on its progress to the independent directors of the funds.

(8) COMMITMENTS AND CONTINGENCIES, continued

Federated announced on November 28, 2005 that it had entered into settlement agreements with the SEC and New York State Attorney General to resolve the past mutual fund trading issues. Under the terms of the settlements, Federated paid for the benefit of fund shareholders a total of $72.0 million in addition to the $8.0 million paid in 2004. In addition, Federated has agreed to reduce the investment advisory fees on certain Federated funds by $4.0 million per year over the five-year period beginning January 1, 2006, based upon effective fee rates and assets under management as of September 30, 2005. Depending upon the level of assets under management in these funds during the five-year period, the actual investment advisory fee reduction could be greater or less than $4.0 million per year. Certain other undertakings required by these agreements will be incurred in future periods, and the significance of such expenses is currently not determinable.

Various expenses related to these matters were allocated to the Company and are included in the $3.3 million of expense allocated for the year ended December 31, 2005, as discussed in Note 4.

Since October 2003, Federated Investors, Inc. and related entities have been named as defendants in twenty-three cases filed in various federal district courts and state courts involving allegations relating to market timing, late trading and excessive fees. All of the pending cases involving allegations related to market timing and late trading have been transferred to the U.S. District Court for the District of Maryland and consolidated for pre-trial proceedings. One market timing/late trading case was voluntarily dismissed by the plaintiff without prejudice.

The seven excessive fee cases were originally filed in five different federal courts and one state court. All six of the federal cases are now pending in the U.S. District Court for the Western District of Pennsylvania. The state court case was voluntarily dismissed by the plaintiff without prejudice.

All of these lawsuits seek unquantified damages, attorneys' fees and expenses. Federated intends to defend this litigation. The potential impact of these recent lawsuits and future potential similar suits is uncertain. It is possible that an unfavorable determination will cause a material adverse impact on Federated's financial position, results of operations and/or liquidity in the period in which the effect becomes reasonably estimable.

In addition, Federated has other claims asserted and threatened against it in the ordinary course of business. These other claims are subject to inherent uncertainties. In the opinion of management, after consultation with counsel, it is unlikely that any adverse determination for any pending or threatened other claim will materially affect the financial position, results of operations or liquidity of Federated.

(9) SUBSEQUENT EVENT

On February 15, 2006, the Company signed a definitive agreement to sell its TrustConnect® mutual fund processing business (the Business) to Matrix Settlement and Clearance Services, LLC (MSCS), one of the leading providers of mutual fund clearing and settlement processing for banks, trust companies and 401(k) providers. The transaction, which is subject to customary closing conditions including approval by the National Association of Securities Dealers, Inc., is expected to close in a series of closings over the first and second quarters of 2006. In exchange for the Business, the Company will be entitled to receive upfront cash consideration ranging between $7.0 million and $8.6 million due on a pro-rata basis over the series of closings, as well as contingent consideration due approximately 2 ½ years after the initial closing date. The contingent consideration will be calculated as a percentage of net revenue above a specific threshold directly attributed to the Business. The Company and MSCS have made customary representations, warranties and covenants in the agreement

Supplemental Information

EDGEWOOD SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2005
(dollars in thousands)

Computation of net capital:

Shareholder's equity			$	5,890
Deductions and/or changes:				
Nonallowable assets	$	4,002		
Haircut on securities owned		34		4,036
Net capital			$	1,854
Aggregate indebtedness			$	215

Computation of basic net capital requirement:

Minimum net capital required (greater of $25 or 6-2/3% of aggregate indebtedness)	$	25
Excess net capital	$	1,829
Ratio of aggregate indebtedness to net capital		0.12 to 1

Note: There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2005 Part IIA FOCUS filing.

Statement Regarding Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Supplementary Report